RT [redacted]
(No Subject)
To: [redacted]

Last night was absolutely **spectacular**! Your presence at the Martinique Old Hickory Investment Cocktail Hour truly made the evening unforgettable, and we're incredibly grateful for your keen interest and en

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The Momentum Continues!

Momentum is everything, and together, we are actively making history! As we charge towards our $1.5 million goal on or before September 30th, we invite you to take the pivotal next step. If you're ready to p
is absolutely crucial to maintaining our incredible momentum.

You can make your pledge via check, made out to: **Hypeman Rick Productions dba Martinique Old Hickory**, or conveniently through WeFunder.com/Martinique.1.

Let's Connect!

If you'd like to schedule a follow-up meeting to delve deeper into the exciting opportunities ahead, please don't hesitate to reach out to us **ASAP**. We are here and eager to answer all your questions and ensu
investment decision.

Spread the Word!

And here's a special request: don't keep this incredible opportunity to yourself! Spread the word, share the vision, and let's bring even more phenomenal investors into our growing community.

Thank you once again for attending and for being an integral part of something truly extraordinary. Let's build the future together!

Best regards,

Ricky Toran

[Your Contact Information]

[Your Website: OVOU.ME/RICKY_TORAN_UMOV]